FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     August                                            , 20     03

_______________________________Cumberland Resources Ltd.________________________

(Translation of registrant's name into English)

950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____X____

Form 40-F _________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_________

No  ________X_______

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Cumberland Resources Ltd.__________

      (Registrant)

Date

August, 19 2003_______________

By /s/ "Kerry M. Curtis"______________

       Kerry M. Curtis, President & CEO

Listed on the Toronto Stock Exchange:CBD

News Release 03-20

August 5, 2003

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

CUMBERLAND REPORTS DRILL RESULTS FROM VAULT DEPOSIT AT MEADOWBANK

CUMBERLAND RESOURCES LTD. (CBD-TSX) is pleased to report the results of the first 53 of 102 diamond drill holes completed in the spring of 2003 at the Vault deposit and surrounding area as part of the Phase 1 field initiatives at the Company's 100% owned Meadowbank gold project, located 70 kilometres north of the Hamlet of Baker Lake, Nunavut.

The drilling is part of a $10.5 million 2003 work program at the Meadowbank project designed to define and explore for further resources, complete a feasibility study and commence mine development permitting.  The Phase 1 activities included 14,000 metres of diamond drilling in a total of 148 drill holes at the Vault, Goose, Third Portage and Connector Zone deposits.  Phase 2 activities are now underway with drilling commencing at the recently discovered PDF gold deposit.

The recent drill program has focused on improved definition of the inferred portion of the Vault resource for feasibility level open pit designs and reserve classification.  All drill intersections fall within preliminary open pit designs and represent approximate true widths of mineralization.  The results from the remaining 48 drill holes completed at the Vault deposit will be reported over the next several weeks.

 "Results from the first series of drill holes directed at the Vault preliminary open pit (see below) are in line or exceed expectations and will significantly advance the definition of the deposit in preparation for open pit reserve classification" remarked Kerry Curtis, President and CEO.  "Exploration drilling 400 metres to the west of the deposit has also demonstrated considerable growth potential for the deposit."

Definition drilling in 49 holes in the central and eastern sectors of the Vault deposit has confirmed the thick and shallow nature of the deposit.  Many of the drill holes in the central sector have yielded multiple intersections, improving the deposits amenability to open pit extraction.  For example, drill holes containing multiple intersections, such as holes 149,151,153,154,155, 156 and 157, average 21 metres of intersected mineralization (true thickness) at depths between 30 metres to 108 metres. Hole 156 contains three separate mineralized intersections averaging 3.0 g/t gold over a combined width of 31.3 metres at a depth between 42 metres and 81 metres.

Highlights from the definition drilling in the central sector of the Vault deposit include:

3.08 g/t gold over 16.40 m at 2.6 m below surface in hole 126

4.81 g/t gold over 14.80 m at 34 m below surface in hole 113

4.46 g/t gold over 17.99 m at 33.3 m below surface in hole 157

4.22 g/t gold over 10.95 m at 85 m below surface in hole 151

Highlights from definition drilling in the eastern near surface portion of the Vault deposit include:

11.86 g/t over 3.80 m at 2.5 m below surface in hole 134

5.94 g/t over 18.07 m at 22.3 m below surface in hole 120

4.38 g/t over 7.72 m at 32.9 m below surface in hole 119

4.87 g/t over 7.50 m at 15.5 m below surface in hole 123

A table of the results and a drill hole location map are attached to this release.

News Release 03-20

Page Two

Exploration drilling (see attached table) has also intersected shallow mineralization, successfully expanding the western portion of the Vault deposit.  Drill hole 135, located 400 metres to the west of the deposit, intersected 2.84 g/t gold over 3.10 metres at a depth of 12.90 metres. This mineralization is a direct projection of the Vault deposit and was identified by anomalous gold geochemistry obtained from overburden drill programs.  The Vault mineralized horizon is now known to extend for 1.4 kilometres in length and is open for expansion to the west and at depth.

Vault Deposit

The Vault deposit is one of six known gold deposits at the Meadowbank gold project. Open pit mining stud ies by international engineering firm AMEC on the Vault resource model * (see news release NR03-04) recently expanded the potent ial open pit resource , eliminating or deferring the need for underground mining of the deposit.

Vault Revised Preliminary Pit Designs – May 2003 (US$325/oz)

Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	4,100,000	3.59	473, 000
Inferred	3,100,000	3.63	362 , 000

Note:

Revised preliminary designs do not include provision for mining dilution and generate a waste to ore strip ratio of 9:1. Mineral resources which are not reserves do not have demonstrated economic viability. A cut-off grade of 1.85 g/t was used.

Meadowbank Gold Project

Meadowbank is host to the third largest undeveloped gold resource in Canada with six closely spaced, near surface, gold deposits totaling:

Meadowbank Project Resources** – Q2/2003

Measured and Indicated	15,471,000 t grading 4.66 g/t	2,318,000 oz. gold
Inferred	8,921,000 t grading 4.20 g/t	1,205,000 oz. gold

Cumberland is well financed and is advancing the 100% held Meadowbank gold project in Nunavut to production.  The Company is currently evaluating a 10 year open pit mine plan, which on the basis of a preliminary assessment*** completed in January 2002, indicated the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce for over eight years.

Cumberland Resources holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried), projects in Nunavut.

CUMBERLAND RESOURCES LTD.

_____________________________

"Kerry M. Curtis, B.Sc., Geo."
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

R. Brian Alexander, P.Geol.  is the Chief Geologist and designated Q.P. for the Meadowbank Project.  Mr. Alexander has managed the project since 1997 and supervises drill hole planning, implementation and quality control/quality assurance programs.  Drill core analysis is performed on split core with standard fire assay procedures and AA finish.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver. ASL Chemex Labs of Vancouver provides external reference assaying.

*Vault resource model:  James McCrea, P.Geo., Manager, Mineral Resources is Cumberland's Qualified Person for the resource modeling.   Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

**First quarter 2003 resource estimates and classification are in accordance with National Instrument 43-101 and conform to CIM Standards on Mineral Resources and Reserves (August 2000).

***Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, included inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment included approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.

News Release 03-20

Page Three

2003 SPRING DIAMOND DRILLING - VAULT COMPOSITES					
HOLE	LOCATION	FROM	TO	GRADE	WIDTH
VLT03-109	4830N,4895W	8.71	11.42	3.99	2.71
		23.08	**32.63**	**3.39**	**9.55**
		42.46	47.00	2.00	4.54
VLT03-110	4830N,4851W	33.90	36.92	2.16	3.02
		42.62	52.64	1.99	10.02
	incl.	42.62	48.50	2.75	5.86
		55.55	62.22	3.38	6.67
		77.27	79.35	2.34	2.08
VLT03-111	4830N,4801W	70.11	80.05	2.81	9.94
VLT03-113	4860N,4831W	23.40	29.00	2.65	5.60
		34.00	**48.80**	**4.81**	**14.80**
		57.35	72.00	1.74	14.65
VLT03-115	4890N,4801W	46.13	51.85	2.20	5.72
		70.64	77.00	2.03	6.36
VLT03-116	5025N,4940W	22.94	34.55	1.43	11.61
	incl.	25.27	32.55	1.76	7.28
VLT03-117	4890N,4845W	38.00	41.06	4.66	3.06
	incl.	38.68	41.06	5.67	2.38
		58.10	74.32	1.61	16.22
	incl.	58.10	62.53	2.83	4.43
VLT03-118	4890N,4900W	21.00	29.40	2.71	8.40
		32.07	49.40	1.74	17.33
VLT03-119	5025N,4886W	**32.92**	**40.64**	**4.38**	**7.72**
	incl.	38.57	40.64	13.07	2.07
		42.80	49.85	2.31	7.05
	incl.	48.35	49.85	4.44	1.50
VLT03-120	4925N,4908W	**22.33**	**40.40**	**5.94**	**18.07**
	incl.	22.33	37.38	6.88	15.05
VLT03-121	4831N,4976W	3.00	6.15	1.29	3.15
	incl.	3.00	5.04	1.73	2.04
	and	4.00	5.04	2.12	1.04
VLT03-122	4388N,4825W	66.84	69.33	6.95	2.49
VLT03-123	4990N,4962W	**15.50**	**23.00**	**4.87**	**7.50**
VLT03-124	4990N,4910W	35.10	42.11	2.06	7.01
	incl.	35.10	39.99	2.55	4.89
VLT03-125	4975N,4840W	16.25	19.11	2.46	2.86
		51.21	68.50	2.18	17.29
VLT03-126	4830N,4950W	**2.55**	**18.95**	**3.08**	**16.40**
	incl.	5.91	9.62	5.11	3.71
VLT03-127	4388N,4876W	51.22	54.62	3.95	3.40
VLT03-128	5025N,4813W	**69.40**	**78.10**	**4.55**	**8.70**
	incl.	73.15	76.10	8.76	2.95

News Release 03-20

Page Four

2003 SPRING DIAMOND DRILLING - VAULT COMPOSITES

HOLE	LOCATION	FROM	TO	GRADE	WIDTH
VLT03-129	4350N,4915W	36.64	40.47	1.85	3.83
VLT03-130	4300N,4875W	46.82	50.38	2.55	3.56
VLT03-131	4925N,4761W	44.39	46.58	4.26	2.46
		86.07	95.56	2.19	9.49
	incl.	87.65	93.57	2.93	5.92
VLT-03-132	4860N,4984W	2.65	4.10	1.87	1.45
VLT03-133	4975N,4790W	72.87	85.60	2.90	12.73
	incl.	72.87	81.00	3.69	8.13
		89.18	92.30	1.73	3.12
VLT03-134	4890N,4974W	**2.46**	**6.26**	**11.87**	**3.80**
	incl.	2.46	3.00	77.47	0.54
		13.64	19.32	2.35	5.68
VLT03-136	4800N,4784W	61.04	72.80	2.97	11.76
	incl.	67.50	72.80	5.10	5.75
		94.02	96.40	2.94	2.38
VLT03-137	4890N,4949W	12.43	30.71	2.05	18.28
	incl.	12.43	16.70	3.60	4.27
VLT03-138	4925N,4984W	8.70	13.10	2.60	4.40
VLT03-139	4930N,4959W	16.92	23.39	2.57	6.47
VLT03-140	4770N,4920W	**10.57**	**17.40**	**4.18**	**6.83**
	incl.	12.35	14.71	9.63	2.36
VLT03-143	4710N,4936W	11.60	17.75	2.52	6.15
	incl.	16.80	17.75	11.60	0.95
		20.60	27.67	3.24	7.07
VLT03-145	4710N,4885W	24.72	32.15	3.00	7.43
	incl.	27.69	32.15	4.37	4.46
		40.90	47.62	3.76	6.72
		49.91	54.15	2.62	4.24
VLT03-146	4425N,4865W	57.10	64.80	2.41	7.70
VLT03-147	4770N,4870W	36.88	41.17	2.58	4.29
VLT03-148	4460N,4802W	74.76	83.00	2.47	8.24
VLT03-149	4770N,4824W	46.00	53.37	2.87	7.37
		64.39	**81.14**	**3.05**	**16.75**
	incl.	74.80	76.10	11.38	1.30
VLT03-150	4460N,4753W	87.61	94.64	3.96	7.03
	incl.	91.44	94.08	7.38	2.64
VLT03-151	4770N,4767W	63.52	65.65	3.19	2.13
		76.20	78.75	3.53	2.55
		84.85	**95.80**	**4.22**	**10.95**
	incl.	95.00	95.80	27.70	0.80
VLT03-152	4540N,4769W	**84.08**	**92.00**	**3.32**	**7.92**

News Release 03-20

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